Exhibit 99.1

InterCure Announces European Expansion with International Cannabis Brand Cookies

Leading Global Cannabis Company InterCure Partners with Cookies to Open Retail Locations in Austria and the U.K. in Early 2022

NEW YORK, TORONTO, and HERZLIYA, Israel —Dec. 2, 2021 — InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc)(“InterCure” or the “Company”) today announced its international expansion into Europe through a partnership with iconic cannabis brand Cookies. The parties entered into a multi-year agreement under which InterCure expects to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom in early 2022, subject to local regulations.

“As we focus on new territories, it’s vital our customers continue to count on the quality Cookies is known for, which is a value we share with our partners at InterCure,” said Parker Berling, President of Cookies. “We look forward to reaching audiences in Austria and the United Kingdom and establishing Cookies as a mainstay in each community.”

InterCure, a Cookies’ international partner, is already cultivating, manufacturing and distributing Cookies’ GMP standard, branded products through its Cookies’ national medical cannabis pharmacy chain in Israel. InterCure will leverage its licensed international supply chain to serve the growing communities of medical cannabis patients in Europe.

“Cookies is already one of the most internationally recognized cannabis brands,” said InterCure’s Chief Executive Officer, Alexander Rabinovitch. “With our mutual success in Israel, it’s logical for us to further expand into Europe by duplicating our winning model. As European markets evolve and regulations continue to become more favorable for cannabis companies, we expect to expand into new territories and provide our customers with the highest quality pharmaceutical grade cannabis products.”

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

To be added to InterCure’s email distribution list, please email InterCure@kcsa.com with “InterCure” in the subject.

About Cookies

Cookies, founded in 2010 by Billboard-charting rapper and entrepreneur Berner and Bay Area breeder and cultivator Jai, is the most globally recognized cannabis company in the world. Cookies values the power of the plant and focuses on creating game-changing genetics. The company offers a collection of over 70 proprietary cannabis strains and more than 2,000 products. Cookies also actively works to enrich communities disproportionately impacted by the War on Drugs through advocacy and social equity initiatives. Headquartered in San Francisco, the company opened its first retail store in 2018 in Los Angeles, and has since expanded to over 40 retail locations in 17 markets across 4 countries. Cookies was named one of America’s Hottest Brands of 2021 by AdAge; the first cannabis brand to ever receive this accolade. Learn more at cookies.co

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s objectives plans and strategies (including its expansion into Europe), as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success of its global expansion plans, the expected annualized revenue for 2022, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide and the impact of the COVID-19 pandemic. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in Subversive Acquisition LP’s final long form prospectus dated March 15, 2021, which is available on SEDAR at www.sedar.com, and in other filings that InterCure has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect InterCure’s current views with respect to future events, and InterCure does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co

KCSA Strategic Communications

Investor and Media Relations

InterCure@kcsa.com

Cookies Media Contact:

Julie Dietel

Grasslands: A Journalism-Minded Agency

Julie@mygrasslands.com

978-502-7705